EXHIBIT 99.1

Anfield Energy Submits Permitting Application to Restart JD-8 Uranium Mine in Montrose County, Colorado – Targeting Operations in Second Half of 2026

VANCOUVER, British Columbia, Nov. 19, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce the formal submission of a comprehensive permitting application to the Colorado Division of Reclamation, Mining and Safety (DRMS) for the restart of its fully permitted, past-producing JD-8 uranium and vanadium mine in Montrose County, Colorado. The Company is targeting operational restart in the second half of 2026.

The JD-8 mine project is a high-grade conventional uranium and vanadium asset within Anfield’s strategic development portfolio, underpinned by the Shootaring Canyon Mill—one of only three licensed conventional uranium mills in the United States. The project leverages existing infrastructure, historic production data, and previously approved permits to accelerate the path to production.

Key elements of the permitting application and restart plan include:

  Streamlined Regulatory Pathway: The application builds on existing state permits, focusing on operational updates, enhanced monitoring, and modern reclamation standards to expedite approval.
  Proven Conventional Mining: Underground long-hole stoping methods will be employed, supported by updated ventilation, ground control, and water management systems.
  Economic and Community Benefits: The restart is projected to create approximately 50 direct jobs during operations, with additional indirect employment in transportation, supply chain, and local services.
  Environmental Responsibility: The plan includes concurrent reclamation and full bonding in compliance with Colorado’s rigorous environmental regulations.

“This permitting milestone for JD-8 is a pivotal step in Anfield’s strategy to help restore U.S. uranium production capacity,” said Corey Dias, CEO of Anfield. “With strong market fundamentals, rising domestic demand, and government support for nuclear energy, JD-8 is poised to deliver high-grade uranium to the American fuel cycle starting in H2 2026. We are fully committed to responsible development and meaningful engagement with local communities and tribal nations.”

Anfield has initiated pre-permitting consultations with the DRMS and local county officials, and is fully committed to responsible development and meaningful engagement with both local communities and tribal nations. The Company expects a thorough but efficient review process, supported by the project’s brownfield status and alignment with Colorado’s energy and critical minerals objectives. Upon approval, mobilization and mine rehabilitation activities will commence immediately, potentially positioning JD-8 alongside the Company’s Velvet-Wood mine as one of the first conventional uranium mines to resume production in the U.S. in over a decade.

JD-8 Uranium-Vanadium Mine Production Decision

The Company notes that its decision to advance development of the JD-8 uranium and vanadium mine is based on historical production data and analysis of drilling samples, and not on a feasibility study of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

Qualified Persons

Douglas L. Beahm, P.E., P.G., principal engineer at BRS Inc. and Chief Operating Officer of the Company, is a Qualified Person as defined in NI 43-101 and has reviewed and approved the technical content of this news release.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

Safe Harbor Statement
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” and “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION (COLLECTIVELY, “FORWARD-LOOKING STATEMENTS”). STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS PRESS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO THE DEVELOPMENT OF THE VELVET-WOOD URANIUM-VANADIUM MINE.

EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

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